EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS 2% TOTAL dEPLETIONS GROWTH IN THE THIRD QUARTER, LED BY 7% DEPLETIONS GROWTH FOR KONA

Year-to-date results reflect shipments and depletions converging as planned

CBA Management to discuss financial performance and provide high-level commentary on recently announced transaction with Anheuser-Busch during November 13 investor call

Portland, Ore. (November 12, 2019) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported financial results for the third quarter and year to date ended September 30, 2019. CBA will hold a question and answer conference call for the third quarter and year-to-date ended September 30, 2019 on Wednesday, November 13, 2019. During the call, CBA management will also share high-level comments on the recently announced transaction with Anheuser-Busch (A-B).

CBA and A-B Expanded Partnership
On November 11, 2019, Craft Brew Alliance and A-B jointly announced an agreement to expand their partnership, with A-B agreeing to purchase the remaining CBA shares it does not already own in a merger transaction for $16.50 per share, in cash.
The transaction is subject to customary closing conditions, including approval by a majority of CBA’s shareholders not affiliated with A-B and certain regulatory approvals. The transaction is expected to close in 2020.

Reflecting on the quarter while also looking ahead, CBA Chief Executive Officer Andy Thomas said, “CBA’s third quarter depletions growth, fueled by Kona, is remarkable on a number of levels -- in absolute terms, in contrast to the market overall, and notwithstanding its absolute size already as a top 10 national craft brand.  Moreover, within the Kona family, it’s clear that Big Wave is just getting started. And speaking of just getting started, we’re also extremely excited about the announcement made yesterday with A-B, which gives us greater opportunity to continue nurturing the growth of CBA’s portfolio while delivering certainty of value to our shareholders.”

Key performance highlights for the quarter and year-to-date include:

Kona growth outpacing the market
Kona’s depletion growth of 7% in the third quarter and 6% for the first nine months continued to outperform the craft segment and beer category overall, which were down 3.7% and 2%, respectively, compared to the same period in 2018. As competition and market complexity pressured established brands in both the on and off-premise, Kona’s momentum - ignited by the distribution drive earlier this year - was sustained through strong retail programming and promotional pricing initiatives. Now a top 10 craft brand as reported by Nielsen, Kona flagship Big Wave delivered double-digit domestic depletions growth in both channels during the third quarter, increasing by 17%, contributing to a 20% depletions increase year to date. During the third quarter we also made important strides in qualifying Big Wave for local production in Rio de Janeiro, which will enable us to unlock Kona’s full potential in Brazil.

La Rubia expansion
Emboldened by La Rubia’s continued strong performance in its home market of South Florida, where it now ranks in the top 8 leading craft brands per Nielsen, we accelerated expansion plans in the third quarter with a focus on targeting key Hispanic markets. Following La Rubia’s successful launch into Puerto Rico during the summer, the team most recently introduced the beer and its authentic story to new consumers in New York and Connecticut.

Beer gross margins stable, pub margins expand
Despite a decrease in gross margin for the third quarter, 28.2% compared to 31.6% in the third quarter of 2018, our year-to-date gross margin was 34.1%, a 90-basis point improvement over the same period last year. The third quarter decrease reflects lower beer gross margins of 30.8%, primarily due to volume deleveraging and promotional pricing to support expanded distribution following our marketing investments. These impacts were partially offset by benefits realized through our evolved footprint, which includes leveraging our brewing partnership with Anheuser-Busch. On a year-to-date basis, our beer gross margin expanded 50 basis points to 37.3% compared to the same period in 2018. We continued to make strong progress in improving our pub gross margins, which expanded 310 basis points to 10.2% in the third quarter, contributing to a 500 basis point expansion to 10.4% year to date, compared to the same periods last year.

Innovation and learning for future growth
CBA’s investments in consumer insights and innovation continued to influence our portfolio, both within and outside of traditional beer. As suppliers race to saturate the market with trending products, CBA’s pH Experiment business unit remains focused on listening closely to consumer needs and testing differentiated offerings that address future untapped opportunities. Following the launch of multiple test-sprints this year, the team is already working on identifying what consumers will want next.

Summary of financial results for the third quarter and year-to-date 2019

•	Kona depletions grew 7% in the third quarter and 6% year to date from the comparable periods in 2018.

◦
Total CBA depletions increased by 2% in the third quarter, improving the year-to-date trend to flat compared to the same period a year ago. CBA’s positive depletion trend reflects strong growth for Kona, as well as the larger role that our newly acquired brands now play in our overall portfolio mix. As a reminder, CBA’s year-to-date depletions were impacted by significant retailer out-of-stock issues that dampened Kona’s growth in key markets during critical selling periods. During the third quarter, we implemented several merchandiser pilot programs to improve retailer execution, and early indications point to positive benefits that will support continued execution improvement in 2020.

•
Kona shipments were flat for the third quarter, primarily reflecting efforts to rebalance inventory levels as a result of the out-of-stock issues mentioned above. For the nine-month period, Kona shipments were up 7%, compared to the same period a year ago.

◦	CBA owned beer shipments decreased by 2% in the third quarter and increased by 2% year to date compared to the same period a year ago.

•
Owned beer sales were $39.5 million for the third quarter and $130.6 million year to date, a decrease of 7.4% and flat respectively from the same periods a year ago. Our third quarter owned beer sales decrease is attributed to promotional pricing and lower shipment volume, partially offset by improvements in brand family mix.

◦
Total net sales were $47.2 million for the third quarter and $154.7 million year to date, a decrease of 10.8% and 4.6% respectively from the same periods a year ago. In 2018, we received alternating proprietorship fees from Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing, which represented $1.6 million in the third quarter and $5.7 million year to date. With those brands now fully owned and excluding the impact of the alternating proprietorship fees, our 2019 net sales comparison would be a decrease of 8.0% for the third quarter and a decrease of 1.2% year to date.

•
Total company gross margin in the third quarter was 28.2%, compared to 31.6% in the third quarter of 2018, while year-to-date gross margin was 34.1%, a 90-basis point improvement over the same period last year.

◦
Beer gross margin was 30.8% in the third quarter versus 34.8% in the third quarter of 2018, primarily attributed to volume deleveraging and promotional pricing. Year-to-date beer gross margin was 37.3%, a 50-basis-point improvement over the same period in 2018.

◦
Brewpub gross margin continued to improve, expanding 310 basis points to 10.2% in the third quarter, primarily reflecting improvements as a result of our reshaped pub footprint. Our year-to-date brewpub gross margin expanded 500 basis points over the same period last year, to 10.4%.

•	Selling, general and administrative expense (“SG&A”) was $16.5 million in the third quarter, slightly lower than the third quarter last year.

◦
Year-to-date SG&A increased by $14.1 million, to $61.4 million, primarily attributed to the national marketing investment to fuel Kona’s growth and a $4.7 million pre-tax expense related to the Kona class action lawsuit settlement accrued as a one-time expense in the first quarter. The claim period ended October 7, 2019, and the total cost of litigation is not expected to materially exceed the $4.7 million accrual.

•
Net loss for the quarter was $1.2 million compared to net income of $0.1 million in the third quarter in 2018. Our net loss for the quarter includes the benefit of federal research and development (“R&D”) tax credits, worth approximately $1.6M, or $0.08 per share, that were realized on recent operational investments.

◦
On a year-to-date basis, we recorded a net loss of $6.0 million primarily attributed to the Kona class action accrual. On an adjusted non-GAAP basis excluding the $3.6 million after-tax impact of the accrual, and adding back the $1.6 million R&D tax credit, our year-to-date net loss was $4.0 million.

•	We recorded a net loss per share of $0.06 in the third quarter, which included the $0.08 benefit from R&D tax credits.

◦
Year to date, we recorded a net loss per share of $0.31. On an adjusted non-GAAP basis excluding the $3.6 million after-tax expense accrual, and adding back the $0.08 R&D tax credit, our net loss per share was $0.20.

2019 Financial Guidance
On September 5, 2019, we updated our 2019 guidance as follows:

•	Depletions and shipments range of flat to an increase of 3%.

•	Average price increases of 1% to 2%.

•	Gross margin rate of 34.5% to 36.5%.

•	SG&A range between $75 million and $79 million, which reflects a $4.7 million one-time expense related to the Kona class action lawsuit settlement.

•	Capital expenditures range between $13 million and $17 million.

In addition, our effective tax rate is expected to approximate 40% for the year as a result of the benefit of our R&D tax credits. Excluding the discrete credits, our effective rate would have been approximately 25% as updated on September 5, 2019.

Additional Information about the Merger and Where to Find It:
This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Company plans to mail to its shareholders the definitive Proxy Statement in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT A-B, THE COMPANY, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement (when available) and other documents filed with the SEC by A-B and the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by the Company in the Investor Relations section of the Company’s website at www.craftbrew.gcs-web.com or by contacting the Company’s Investor Relations at Investor.Relations@craftbrew.com or by calling 503-331-7270.
Forward Looking Statements:
Some of the statements in this [communication] are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of the Company and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company, or persons acting on either on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections, including depletions and shipments; the effect of out-of-stock issues and lower contract brewing shipments; price increases; gross margin rate improvement; the level and effect of SG&A expense; the effect of the class action settlement; effective tax rate changes; the risk associated with the Company’s ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; the anticipated size of the markets and continued demand for A-B’s products and the impact of competitive responses to the announcement of the transaction. Additional risks are described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2019. Forward-looking statements speak only as of the date they are made. Except as required by law, neither A-B’s nor the Company has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
Participants in Solicitation:
The Company and certain of its respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement described above when it is filed with the SEC. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2019, or its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 6, 2019. These documents are available free of charge as described above.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is a leading craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands: Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

CONTACT: Jenny McLean, Director of Communications, Investor.Relations@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Sales	$50,349	$55,639	$163,932	$170,977
Less excise taxes	3,188	2,750	9,220	8,778
Net sales	47,161	52,889	154,712	162,199
Cost of sales	33,857	36,190	101,938	108,302
Gross profit	13,304	16,699	52,774	53,897
As percentage of net sales	28.2%	31.6%	34.1%	33.2%
Selling, general and administrative expenses	16,465	16,712	61,411	47,317
Operating income (loss)	(3,161)	(13)	(8,637)	6,580
Interest expense	(616)	(107)	(1,428)	(348)
Other income (expense), net	24	(13)	57	42
Income (loss) before income taxes	(3,753)	(133)	(10,008)	6,274
Income tax provision (benefit)	(2,529)	(194)	(4,030)	1,600
Net income (loss)	$(1,224)	$61	$(5,978)	$4,674

Basic and diluted net income (loss) per share	$(0.06)	$—	$(0.31)	$0.24
Weighted average shares outstanding:
Basic	19,466	19,370	19,435	19,338
Diluted	19,466	19,545	19,435	19,525
Total shipments (in barrels):
Core Brands	183,300	186,800	576,000	566,100
Contract Brewing	2,100	9,000	9,400	21,300
Total shipments	185,400	195,800	585,400	587,400
Change in depletions (1)	2%	1%	0%	2%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30,
	2019	2018
Current assets:
Cash, cash equivalents and restricted cash	$11,782	$12,156
Accounts receivable, net	18,357	28,460
Inventory, net	21,500	17,271
Other current assets	4,025	1,275
Total current assets	55,664	59,162
Property, equipment and leasehold improvements, net	110,924	104,225
Operating lease right-of-use assets	23,841	—
Goodwill	21,935	12,917
Trademarks	44,211	14,415
Intangible and other assets, net	5,473	5,829
Total assets	$262,048	$196,548
Current liabilities:
Accounts payable	$19,475	$18,899
Accrued salaries, wages and payroll taxes	5,881	4,749
Refundable deposits	3,467	4,029
Deferred revenue	3,251	5,335
Other accrued expenses	8,142	2,415
Current portion of long-term debt and finance lease obligations	1,498	816
Total current liabilities	41,714	36,243
Deferred revenue, non-current	20,300	—
Long-term debt and finance lease obligations, net of current portion	33,124	9,763
Other long-term liabilities	35,351	13,910
Total common shareholders' equity	131,559	136,632
Total liabilities and common shareholders' equity	$262,048	$196,548

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$(5,978)	$4,674
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,993	7,985
Gain on sale or disposal of Property, equipment and leasehold improvements	(8)	(549)
Deferred income taxes	(2,764)	(673)
Other, including stock-based compensation	1,571	1,264
Changes in operating assets and liabilities:
Accounts receivable, net	11,975	(676)
Inventories	(3,851)	(2,905)
Other current assets	(1,120)	2,360
Accounts payable and other accrued expenses	8,986	4,922
Deferred revenue	17,537	1,950
Accrued salaries, wages and payroll taxes	247	(1,128)
Refundable deposits	(114)	(560)
Net cash provided by operating activities	34,474	16,664
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(10,478)	(6,216)
Proceeds from sale of Property, equipment and leasehold improvements	55	22,998
Restricted cash from sale of Property, equipment and leasehold improvements	—	515
Business combinations and asset acquisitions	(274)	—
Net cash provided by (used in) investing activities	(10,697)	17,297
Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,192	—
Principal payments on debt and finance lease obligations	(798)	(520)
Net repayments under revolving line of credit	(17,264)	(22,199)
Proceeds from issuances of common stock	—	427
Tax payments related to stock-based awards	(325)	(92)
Net cash used in financing activities	(13,195)	(22,384)
Increase in Cash, cash equivalents and restricted cash	10,582	11,577
Cash, cash equivalents and restricted cash, beginning of period	1,200	579
Cash, cash equivalents and restricted cash, end of period	$11,782	$12,156

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	September 30,
	2019	2018	Change		% Change
Net sales	$198,699	$208,165	$(9,466)		(4.5)%
Gross profit	$67,200	$68,773	$(1,573)		(2.3)%
As percentage of net sales	33.8%	33.0%	80	bps
Selling, general and administrative expenses	76,666	60,423	16,243		26.9%
Operating income (loss)	$(9,466)	$8,350	$(17,816)		(213.4)%

Net income (loss)	$(6,510)	$12,509	$(19,019)		(152.0)%

Income per share:
Basic	$(0.34)	$0.65	$(0.99)		(152.3)%
Diluted	$(0.34)	$0.64	$(0.98)		(153.1)%

Total shipments (in barrels):
Core Brands	729,300	724,100	5,200		0.7%
Contract Brewing	16,200	25,300	(9,100)		(36.0)%
Total shipments	745,500	749,400	(3,900)		(0.5)%
Change in depletions (1)	0%	(2)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income (loss)	$(1,224)	$61	$(5,978)	$4,674
Interest expense	616	107	1,428	348
Income tax provision (benefit)	(2,529)	(194)	(4,030)	1,600
Depreciation expense	2,483	2,521	7,624	7,713
Amortization expense	124	77	369	272
Stock-based compensation	336	371	1,589	1,058
Gain on disposal of assets	(30)	(55)	(8)	(549)
Kona class action expense	18	—	4,920	—
Adjusted EBITDA	$(206)	$2,888	$5,914	$15,116

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including loss on impairment of assets and net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).